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                 [LETTERHEAD OF WILLKIE FARR & GALLAGHER]


                                   April 18, 1994


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Amendment No. 2 to Schedule 13D relating to the
          Common Stock, par value $0.50 per share, of Optical Radiation Corporation

Ladies and Gentlemen:

          On behalf of Benson Partners I, L.P., Benson Services, Inc. and Benson Eyecare Corporation, enclosed find Amendment No. 2 to Schedule 13D relating to the Common Stock, par value $0.50 per share, of Optical Radiation Corporation, which is being filed pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended.

          This Amendment No. 2 to Schedule 13D is being filed via electronic transmission pursuant to Rule 101(a)(2)(ii) of Regulation S-T. A paper copy of this Amendment No. 2 to Schedule 13D will be submitted to the Securities and Exchange Commission (the "Commission") in accordance with Regulation S-T within six business days of the electronic filing.

          If the Commission wishes to discuss this filing, please contact either William J. Grant, Jr., Esq. or the undersigned at (212) 821-8000.

                                        Very truly yours,



                                        /s/ Thomas W. Bark

cc:  Martin E. Franklin
       Benson Eyecare Corporation
     William J. Grant, Jr., Esq.
       Willkie Farr & Gallagher
     Richard D. Wood
       Optical Radiation Corporation
     NASDAQ National Market System
       Market Surveillance Department